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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Halliday Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 Glen Cove Avenue
(No. and Street)

Glen Head	New York	11545
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rachel Pino	(516) 671-1099	rpino@hallidayfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One South, Suite 4103	Iselin	New Jersey	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rachel Pino, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Halliday Financial LLC, as of 3/23, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CFO

[signature]
Notary Public

MARGARET INNELLI
Notary Public, State of New York
No. 01IN6368041
Qualified in Nassau County
Commission Expires 12/04/20__

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HALLIDAY FINANCIAL, LLC

FINANCIAL STATEMENT AND SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2022

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

HALLIDAY FINANCIAL, LLC

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Halliday Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Halliday Financial, LLC** (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission) ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 22, 2023

HALLIDAY FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS		
Cash	$	933,143
Due from clearing broker		25,000
Fees receivable		226,369
Investments in securities, at fair value		244,680
Cash surrender value of officers' life insurance		298,584
Total Assets	$	1,727,776
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Commissions payable	$	113,184
Accounts payable and accrued expenses		865
Total liabilities		114,049
Member's Equity		1,613,727
Total Liabilities and Member's Equity	$	1,727,776

See accompanying notes to financial statements.

HALLIDAY FINANCIAL, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2022

Revenues		
Commission fee income	$	173,291
12B-1 Fee Income		1,054,602
Variable Annuity Income		1,964,965
Unrealized loss on investments		(49,358)
Interest income		11,836
		3,155,336
Expenses		
Commissions		1,358,189
Employee compensation and benefits		854,888
Rent and other related expenses		155,280
Professional fees		18,988
Office expenses and supplies		71,122
Insurance		1,166
Dues and subscriptions		2,337
Brokerage fees		386,210
Other expenses		296,753
		3,144,933
Net Income	$	10,403

See accompanying notes to financial statements.

HALLIDAY FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2022

Member's equity, beginning of year	$	1,603,324
Net Income		10,403
Member's equity, end of year	$	1,613,727

See accompanying notes to financial statements.

HALLIDAY FINANCIAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2022

Cash flows from operating activities		
Net Income	$	10,403
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in cash surrender value of officers' life insurance		(21,416)
Change in unrealized loss on intestments		49,358
Changes in operating assets and liabilities:		
Fees receivable		177,026
Purchase of investments		(3,774)
Commissions payable		(88,513)
Net cash provided by operating activities		123,084
Cash, beginning of year		810,059
Cash, end of year	$	933,143
Supplemental cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Nature of Business

Halliday Financial, LLC (the "Company") was formed in the state of Delaware in 2013. The Company has offices in the state of New York. The Company is wholly-owned by Halliday Financial Group, Inc. (the "Parent"). The Company provides financial services for the retirement plans of professors in the CUNY school system. In addition, the Company assists individuals and corporations with their various financial needs. The Company also participates as a selling group member in underwriting transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Commission Fee Income
The Company buys and sells securities at the request of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

12B-1 Fee Income
The Company earns monthly and quarterly mutual fund and variable annuity fees for investors that were introduced and invested in the funds and annuities. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been received at the clearing broker or the company. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time. Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to introduce the investor has been completed, the consideration is now fixed and determinable and there are no other obligations that the Company needs to fulfill. The Company has determined

2. Summary of significant accounting policies (continued)

that it cannot be assured that there will not be a significant reversal of revenue recognized until the third-party mutual fund companies and/or annuity companies release payment to the Company.

Variable Annuity Income
The Company earns fees from variable annuity contracts for investors that were introduced and invested in these contracts. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been received at the insurance company. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time. Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to introduce the investor has been completed, the consideration is now fixed and determinable and there are no other obligations that the Company needs to fulfill. The Company has determined that it cannot be assured that there will not be a significant reversal of revenue recognized until annuity companies release payment to the Company.

Disaggregation of revenue, for the year ended December 31, 2022, can be found on the accompanying statement of operations.

Contract Assets and Liabilities
The Company had no contract assets or liabilities at January 1, 2022 or December 31, 2022.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified commissions receivable and amounts due from clearing broker as potentially impacted by the guidance. The Company's expectation is that the credit risk associated with its commissions receivable and amounts due from clearing broker are not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Lease Obligations:

The Company adopted ASC Topic 842, Leases ("ASC 842") in 2019. This guidance increased the transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represented a change from previous GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, do not significantly change from previous GAAP requirements. Under the effective date transition method selected by the Company, leases existing at, or entered into after January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical accounting standards.

Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

2. Summary of significant accounting policies (continued)

This discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, and state income taxes. Accordingly, the Company has not provided for federal state and local income taxes.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for years after 2019.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2022:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Assets (at fair value)				
Investments in securities				
Mutual funds	$ 244,680	$ -	$ -	$ 244,680

NOTES TO FINANCIAL STATEMENTS

4. Retirement plan

The Company has a retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2022, the Company elected not to make a contribution.

5. Related party transactions

Effective March 1, 2022, an expense sharing agreement has been in place between the Company and the Parent. The Parent is the common paymaster of compensation, employee benefits, office and administrative expenses for the Company and its affiliates. The Parent has made reasonable efforts to estimate the Company's utilization of items. Accordingly, the Parent invoices the Company $43,325 for these shared costs in advance on a monthly basis and total of $433,250 for the year ended December 31, 2022. All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements, with related parties, may not be the same as those that would otherwise exist or result from agreements and transactions amount unrelated parties.

6. Commitment

The Company leases its office facilities under operating leases commencing on January 1, 2023 and expiring through December 2023.

Aggregate future minimum annual rental payments amount to $155,280 for the year ending December 31, 2023.

Rent expense amounted to $155,280 for the year ended December 31, 2022.

7. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was $1,551,862, which was $1,451,862 in excess of its minimum net capital required of $100,000.

8. Exemption from Rule 15c3-3

The management of the Company is responsible for its compliance with the exemption from SEC Rule 15c3-3, under the provisions of paragraph (k)(2)(ii) of that rule.

With respect to the Company's business lines not exempt pursuant to the above (primarily mutual fund and variable annuity business), the Company did not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 and accordingly does not claim an exemption under paragraph (k). In addition, as a result of the Company having no obligations under SEC Rule 15c3-3 for the aforementioned business lines, it may file an Exemption Report.

NOTES TO FINANCIAL STATEMENTS

9. Concentrations of Credit Risk

The Company maintains cash in one bank account in New York, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

10. Off balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In addition, the due from clearing broker on the Statement of Financial Condition includes the clearing deposit of $25,000.

11. Subsequent Events

The Company has performed an evaluation of subsequent events through March 22, 2023, the date these financial statements were issued. There were no subsequent events that required disclosures and/or adjustments.

HALLIDAY FINANCIAL, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2022

Member's equity		$ 1,613,727
Less nonallowable assets:		
Fees receivable	27,949	
		27,949
Net capital before haircuts		1,585,778
Haircuts, mutual fund		33,916
Net capital		$ 1,551,862
Aggregate indebtedness		$ 114,049
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 7,603
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Excess net capital		$ 1,451,862
Percentage of aggregate indebtedness to net capital	$ 114,049 / $ 1,551,862	7%

There are no material differences between the computation of the net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2022.

See Report of Independent Registered Public Accounting Firm.

HALLIDAY FINANCIAL, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2022

The Company did not hold cash or securities on behalf of customers and, therefore had no obligations under SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Halliday Financial, LLC

We have reviewed management's statements, included in the accompanying Halliday Financial, LLC's Exemption Report, in which (1) Halliday Financial, LLC (the "Company") identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Halliday Financial, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Halliday Financial, LLC stated that Halliday Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 ("Footnote 74") are limited to direct sale of mutual funds and variable annuities, and the Company (i) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Halliday Financial, LLC's management is responsible for compliance with the Exemption Provisions and its statements without exception.

Halliday Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Halliday Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 22, 2023

Halliday Financial LLC's Exemption Report

Halliday Financial LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R § 240.15c3-3 under the exemptive provisions of 17 C.F.R § 240.15c3-3 (k)(2)(ii) and has met the identified exemption provisions throughout the year ended December 31, 2022 without exception.

(2) The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to direct sale of mutual funds and variable annuities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Halliday Financial LLC

I Rachel Pino swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Rachel Pino, FINOP

3/22/2023

Date